CONSENT OF INDEPENDENT ACCOUNTANT

To the Management of TRACCOM INC.

We hereby consent to the inclusion in the Offering Circular filed under Regulation A on Form 1-A of our report dated February 22, 2021, with respect to the Balance Sheets of TRACCOM INC. as of December 31, 2020 and 2019, and the related Statements of Operations, Statements of Cashflows, and Statements of Shareholders Equity for the years then ended, and the related notes to the financial statements.

The above referenced report is a result of our independent audit performed for the years ended December 31, 2020 and December 31, 2019 in which we were independent during the referenced periods.

Omar Alnuaimi, CPA

Naperville, IL

April 6, 2021